15047723

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 0 2 2015
WASH., D.C. 194 SECTION

SEC FILE NUMBER
~~8-00875~~ 8-25

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelby Cullom Davis & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Fifth Avenue, Suite 200
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Rosanoff — (212) 207-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Warren Rosanoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelby Cullom Davis & Co., L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Anthony Frazia
Notary Public, State of New York
No. 01FR6018769
Qualified in Westchester County
Commission Expires March 20, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelby Cullom Davis & Co., L.P.

620 Fifth Avenue – Suite 200
New York, N.Y. 10020

Telephone 212-207-3500
Facsimile 212-207-3542

****

Statement of Financial Condition
December 31, 2014

****

Shelby Cullom Davis & Co., L.P.

620 Fifth Avenue - Suite 200
New York, N.Y. 10020

Telephone 212-207-3500
Facsimile 212-207-3542

February 27, 2015

Securities and Exchange Commission
Office of the Filings and Information Services
Mail Stop 8031
100 F Street NE
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C. 194 SECTION

Gentlemen:

Enclosed please find a copy of our certified audit and computation of net capital as prepared by WeiserMazurs LLP, Certified Public Accountants, for our calendar year ending December 31, 2014.

Sincerely,
SHELBY CULLOM DAVIS & CO., L.P.

Warren Rosanoff
Chief Financial Officer

WMR:cs

****

The Company's Statement of Financial Condition as of December 31, 2014, is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Report of Independent Registered Public Accounting Firm

To the Partners of
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. as of December 31, 2014. This financial statement is the responsibility of Shelby Cullom Davis & Co., L.P.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 25, 2015
Woodbury, NY

Shelby Cullom Davis & Co., L.P.
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	484,997
Receivable from broker and dealer		8,947,067
Securities owned		
Marketable securities, at fair value		119,415,691
Investment partnerships, at fair value		17,684,335
Dividends and interest receivable		14,609
Other assets		27,117
Total assets	$	146,573,816
Liabilities and Partners' Capital		
Liabilities		
Accrued expenses and other liabilities	$	405,643
Commitments		
Partners' capital		146,168,173
Total liabilities and partners' capital	$	146,573,816

The accompanying notes are an integral part of this financial statement.

1. Organization

Shelby Cullom Davis & Co., L.P. (the "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, trading primarily in equity securities. Proprietary and customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

The Partnership Agreement was last amended on May 14, 2013. Under the terms of the Partnership Agreement, the Partnership shall continue until December 31, 2035, unless terminated at an earlier date. The Partnership will begin to wind down its operations upon complete settlement of the affairs of its former General Partner. The timing of the wind down process is uncertain.

During the wind down process, the Partnership shall distribute no less than fifty percent of the remaining balances of the reserve established, as defined, including any investment earnings thereon, within thirty days of the settlement, and shall distribute the remaining balances of the reserves within one year thereafter.

As discussed in note 7, the Partnership distributed capital of approximately $3.624 billion to the partners during the year ended December 31, 2014.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from the estimates included in the financial statements.

Receivable from Broker and Dealer
Receivable from broker and dealer represents cash held in the Partnership's account at the clearing broker.

Securities Owned
Proprietary securities transactions are recorded on a trade date basis. Market value is based on quoted market prices. The investment partnerships are limited partnerships, which are valued at the net asset value reported by the limited partnerships.

Fair Value of Financial Instruments
Substantially all of the Partnership's assets and liabilities are carried at fair value or amounts that approximate fair value.

Revenue Recognition
Securities transactions, commission revenues, and the related clearing expenses are recorded on a trade-date basis.

Income Tax
As a partnership, the entity is not liable for federal or state income taxes. Partners are responsible to report separately their distributive share of Partnership income or loss to tax authorities. The Partnership is subject to the New York City Unincorporated Business Tax and did not incur an expense for the year ended December 31, 2014.

The Partnership has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Partnership. As of December 31, 2014, the Partnership determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flow, and will continue to evaluate for uncertain tax positions in the future. The Partnership is no longer subject to federal, state and local income tax examinations by tax authorities for years before December 31, 2011.

3. Fair Value of Investments

The Partnership's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories explained below:

Level 1:
Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at measurement date. Valuation adjustments are not applied to Level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. In accordance with the accounting guidance for fair value measurements, the Partnership does not adjust the quoted price for these investments, even in situations where the Partnership holds a large position and the sale could reasonably impact the quoted price.

Level 2:
Pricing inputs are other than quoted prices in active markets which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date.

Level 3:
Pricing inputs are unobservable for an asset or liability, including investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2014.

Description	Classification	Total	Level 1	Level 2	Level 3
Equity Securities (US Common Stocks)	Assets	$ 28,303,912	$ 28,303,912	$ -	$ -
Mutual Funds (US Equity Funds)	Assets	91,111,779	91,111,779	-	-
Investment Partnerships	Assets	17,684,335	-	-	17,684,335
Total		$ 137,100,026	$ 119,415,691	$ -	$ 17,684,335

Approximately $91 million is invested in equity funds sponsored and managed by a related party. Marketable equity securities are held at the clearing broker.

The following table discloses a reconciliation of investments at measured fair value on a recurring basis using significant unobservable inputs (level 3):

	Investment Partnerships
Beginning balance, December 31, 2013	$15,917,380
Sales	-
Redemptions	-
Unrealized gains	1,766,955
Ending balance, December 31, 2014	$17,684,335

The opening balance at December 31, 2013 has been re-evaluated by management and was reclassified from level 2 to level 3. As pricing inputs are unobservable, the Partnership generally considers the net asset value of the investment partnership fund provided by the fund manager to be the best estimate of fair value. The Partnership has the ability to redeem these investments at the measurement date or within the near term.

Quantitative Information About Level 3 Fair Value Measurements

	Fair Value At 12/31/14	Valuation Techniques	Unobserved Input
Investment Partnerships	$17,684,335	Underlying assets	Estimation of net asset value

The Partnership may at times maintain security positions which involve substantial amounts and significant exposure to individual issuers and businesses. Such security positions are continuously monitored by management.

The Partnership has entered into an agreement with its clearing broker whereby the Partnership and its customers may lend their fully-paid securities to the clearing broker secured by a letter of credit. At December 31, 2014, the Partnership had no outstanding securities under this agreement.

4. Employee Loan

The Partnership made a loan to an employee during 2010 at a rate of 5.00% interest per annum. The loan is payable in bi-weekly installments of $150. The outstanding loan balance of approximately $5,100 was repaid during the year ended December 31, 2014.

5. Margin Loan

The Partnership has a margin loan agreement with its clearing broker whereby borrowings bear interest at the Targeted Federal Funds rate plus 50 basis points or 125 basis points depending on the outstanding loan balance. The margin loan was not utilized during the year ended December 31, 2014.

6. Due to Affiliate

The Partnership has an arrangement with an affiliate to share certain personnel and administrative costs. For the year ended December 31, 2014, net allocation of such costs was approximately $316,000.

At December 31, 2014, amounts payable under this arrangement are approximately $26,000 and included in accrued expenses and other liabilities in the statement of financial condition.

7. Net Capital Requirements

The Partnership is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements (Securities and Exchange Commission Rule 15c3-3). At December 31, 2014, the Partnership had net capital as defined of $110,544,367, which exceeded its minimum requirement of $250,000 by $110,294,367.

In accordance with an agreement among the partners, the Partnership distributed capital to the partners of approximately $3.264 billion which included appreciated securities valued at $3.623 billion.

8. Commitments

The Partnership has a non-cancellable operating lease with an affiliate which expires March 31, 2015. This sublease agreement is subject to escalation based upon increases in operating expenses and real estate taxes. Future minimum rent payments are $48,333.

The Partnership has the option of extending the lease for a one-year term.

9. Financial Instruments with Off-Balance Sheet Credit Risk

The Partnership completes credit evaluations of all customers.

The Partnership, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. This activity may expose the Partnership to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Partnership utilizes the services of a clearing broker for the settlement of proprietary transactions. These transactions may expose the Partnership to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage of $1 billion maintained by the clearing broker.

From time to time, the Partnership maintains cash at a bank in excess of FDIC insured limits, and is exposed to the credit risk resulting from this concentration.

10. Defined Contribution Plans

The Partnership sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Partnership makes discretionary matching contributions equal to 100% of eligible employees' pre-tax contributions up to 5% of total compensation not to exceed the statutory limitation. The matching contribution for the year ended December 31, 2014 was approximately $46,000.

The Partnership also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Partnership, at its discretion, may make profit sharing contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Partnership has elected to contribute 3% of compensation up to statutory limits. The Partnership made a contribution for 2013 of approximately $29,000 during the year ended December 31, 2014. The Partnership has not made a contribution for 2014.